BRIGHT MINDS BIOSCIENCES INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THIRD QUARTER ENDED JUNE 30, 2026 (All amounts expressed in Canadian dollars, unless otherwise stated)

This Management Discussion and Analysis ("MD&A") provides a detailed analysis of the business of Bright Minds Biosciences Inc. (the "Company") and describes the Company's financial results for the third quarter ended June 30, 2026. This MD&A should be read in conjunction with condensed interim consolidated financial statements for the same period, and the audited consolidated financial statements of the Company and related notes for the year ended September 30, 2025, and the related notes. The Company's reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in the Canadian dollars.

Management's Responsibility

The Company's management ("Management") is responsible for the preparation and presentation of the financial statements and this MD&A. The financial statements have been prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board. This MD&A is dated as of August 13, 2026 and has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102 of the Canadian Securities Administrators.

Forward-Looking Statements

This MD&A may include forward-looking statements including opinions, assumptions, estimates, the Company's assessment of future plans and operations, and, more particularly, statements concerning: the Company's milestone projections, including the timing, and costs; the performance of the science team and related research and development subcontractors, Management and the Board of Directors ("Board") of the Company; current and future strategic partnerships; and the business plan of the Company, generally, including the eventual monetization of the portfolio of patented, selective serotonin (5-HT2C and 5-HT2A-receptor subtypes) agonists described later below. When used in this document, the words "will," "anticipate," "believe," "estimate," "expect," "intent," "may," "project," "should," and similar expressions are intended to be among the statements that identify forward-looking statements. The forward-looking statements are founded on the basis of expectations and assumptions made by the Company which include, but are not limited to: the financial strength of the Company; the eventual market for Company's products; the ability of the Company to obtain and retain applicable licences; and the successful development and implementation of a commercialization strategy, generally. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Any number of important factors could cause actual results to differ materially from those in the forward-looking statements including, but not limited to, risks associated with the pharmaceutical industry in general, infringement on intellectual property, failure to benefit from current and future partnerships or successfully integrate acquisitions, actions and initiatives of federal and provincial governments and changes to government policies and the execution and impact of these actions, initiatives and policies, competition from other industry participants, adverse U.S., Canadian and global economic conditions, failure to comply with certain regulations, departure of key management personnel or inability to attract and retain talent regulatory and other factors more fully described from time to time in the reports and filings made by the Company with securities regulatory authorities. Except as required by applicable laws, the Company does not undertake any obligation to publicly update or revise any forward-looking statements.

Any financial outlook and future-oriented financial information contained in this document regarding prospective financial performance, financial position or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action based on management's assessment of the relevant information that is currently available. Projected operational information contains forward-looking information and is based on a number of material assumptions and factors, as are set out above.

BRIGHT MINDS BIOSCIENCES INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THIRD QUARTER ENDED JUNE 30, 2026 (All amounts expressed in Canadian dollars, unless otherwise stated)

These projections may also be considered to contain future-oriented financial information or a financial outlook. The actual results of the Company's operations for any period will likely vary from the amounts set forth in these projections and such variations may be material. Actual results will vary from projected results. Readers are cautioned that any such financial outlook and future-oriented financial information contained herein should not be used for purposes other than those for which it is disclosed herein. The Company has no policy for updating forward looking information beyond the procedures required under applicable securities laws.

BACKGROUND

The Company was incorporated under the Business Corporations Act of British Columbia, Canada, on May 31, 2019. The Company's objective is to generate income and achieve long term profitable growth through the development of therapeutics to improve the lives of patients with certain severe and life-altering diseases. On February 8, 2021, the Company commenced trading on the Canadian Stock Exchange ("CSE") under the symbol DRUG. In addition, the Company began trading on the NASDAQ on November 8, 2021 under the same symbol. The Company's corporate headquarters is 19 Vestry St, New York, NY 10013, USA, and the Company's registered Canadian address is 1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Canada.

QUARTERLY HIGHLIGHTS

● Continued research and development ("R&D") of its pipeline programs according to plan, as discussed below.

OVERALL PERFORMANCE

The Company incurred a net loss of $20,423,200 for the nine months ended June 30, 2026, compared to net loss of $8,143,745 for the comparable period. The Company expects to continue to raise additional capital through dilutive equity financings and seek additional investment opportunities to further the development of therapeutics to improve the lives of patients with certain severe and life-altering diseases. The company may also pursue strategic partnerships and licensing opportunities with collaborators, which may or may not generate non-dilutive funds.

GENERAL BUSINESS OVERVIEW

Overview

The Company is a clinical-stage biotechnology company dedicated to developing next-generation therapeutics to improve the lives of patients with severe and life-altering diseases. The Company is focused on new chemical entities (NCEs) for a variety of central nervous system disorders, including but not limited to epilepsies, as well as other neuro-psychiatric disorders, including but not limited to depression. The Company's R&D efforts focus on medical indications based on its expertise in 5-HT (serotonin) mediated diseases.

The Company is currently developing small molecules designed as highly selective protein-coupled receptors (GPCRs) agonists, and more specifically, serotonin receptor agonists (5-HT2 receptor subtype).  The most advanced drug candidate is BMB-101 for drug-resistant epilepsies. Drug-resistant epilepsy is characterized by the persistence of seizures despite the use of at least two appropriate antiseizure medications (ASMs) at effective doses. Despite the availability of over 20 ASMs, achieving seizure control in these patients remains difficult.

BRIGHT MINDS BIOSCIENCES INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THIRD QUARTER ENDED JUNE 30, 2026 (All amounts expressed in Canadian dollars, unless otherwise stated)

5-HT2 Receptors

Serotonin agonists have emerged as promising therapeutic agents for both epilepsy and neuropsychiatric disorders.

In epilepsy, increasing evidence suggests that serotonergic neurotransmission modulates various types of seizures. Generally, agents that elevate extracellular serotonin levels, such as serotonin reuptake inhibitors, have been shown to inhibit both focal and generalized seizures. Specifically, agonists of 5-HT2C receptors have demonstrated anticonvulsant properties in preclinical studies. Fenfluramine, an agonist of 5-HT1D, 5-HT2A, and 5-HT2C receptors, has recently been approved for treating seizures in Dravet syndrome and Lennox-Gastaut syndrome, and shows promise for other severe epilepsy syndromes. Other 5-HT2C agonists (lorcaserin, and Bexicaserin) have also demonstrated significant seizure reduction across various DEE subtypes, including Dravet syndrome and Lennox-Gastaut syndrome.

BRIGHT MINDS BIOSCIENCES INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THIRD QUARTER ENDED JUNE 30, 2026 (All amounts expressed in Canadian dollars, unless otherwise stated)

In neuropsychiatry, serotonin receptor agonists play a crucial role in treating depression, anxiety, and other mood disorders. Selective serotonin reuptake inhibitors (SSRIs) are the first-line treatment for moderate to severe anxiety and depressive disorders. The therapeutic potential of serotonin agonists in both epilepsy and neuropsychiatry highlights the importance of serotonergic modulation in central nervous system disorders. The full potential of serotonin-based therapeutics has not been achieved due to the lack of medications that are selective and specific to certain serotonin receptor subtypes that are fundamental to disease pathology, without non-specific effects, or other off-target effects on other serotonin receptors in the body that are associated with cardiac toxicities and have resulted in previous drugs being withdrawn from the market.

The Company has a portfolio of patented, selective serotonin (5-HT2C, 5-HT2A and 5-HT2C/A-receptor subtypes) agonists that were identified by using high-throughput screening methods in combination with advanced molecular modeling techniques to interrogate the interaction between the drug and its targeted receptors to increase downstream signaling while avoiding off-target effects.

BMB-101 for the treatment of rare epilepsies and other neurological and neuropsychiatric disorders:

BMB-101 is the most advanced drug candidate developed by the Company. It is a novel scaffold 5-HT2C Gq-protein biased agonist developed using structure-based drug design. It was explicitly designed for chronic treatment of neurological disorders where tolerance and drug resistance are common issues. Biased agonism at the 5-HT2C receptor is one of its key features and adds another layer of functional selectivity within a well-validated target. BMB-101 works exclusively via the Gq-protein signaling pathway and avoids beta-arrestin activation, which is crucial to minimize the risk of receptor desensitization and tolerance development. This provides a novel mechanism, anti-epileptic drug designed to provide sustained seizure relief in hard-to-treat patient populations. In preclinical studies, BMB-101 has demonstrated efficacy in animal models of Dravet Syndrome and numerous models of generalized seizures.

BRIGHT MINDS BIOSCIENCES INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THIRD QUARTER ENDED JUNE 30, 2026 (All amounts expressed in Canadian dollars, unless otherwise stated)

Epileptic Seizures are caused by hypersynchronous neuronal discharges that can be alleviated by enhancing GABAergic inhibition. 5-HT2C receptors are expressed on the surface of GABAergic interneurons pre-synaptic to dopamine and serotonin cell bodies. Activation of 5-HT2C receptors via Gq will release GABA and increase firing threshold of serotonergic and dopaminergic neurons.

For Absence Seizures, 5-HT2C Agonism constitutes specific mechanism for switching off absence seizures (SWD). Activation of 5-HT2C receptors in the cortico-thalamo-cortical network switch off T-type Ca2+-dependent bursting in the cortico-thalamic circuit by depolarizing and "desynchronizing" the relay/reticular neurons that carry these channels. This constitutes a selective mechanism for switching off SWD activity independent of T-type Ca2+ channels.

In Phase 1 clinical studies, BMB-101 has gone through Single Ascending Dose (SAD), Multiple Ascending Dose (MAD), and food-effects studies. BMB-101 was demonstrated to be safe and well tolerated at all doses in healthy individuals. No Serious Adverse Events (SAEs) were observed, and Adverse Events (AEs) were mild in nature and in line with on-target effects for serotonergic drugs.

An extensive target-engagement study was conducted using both fluid biomarkers (transient prolactin release) and physical biomarkers (Quantitative Electroencephalogram, qEEG). Both methods confirmed robust central target engagement. A qEEG signature typical for anti-epileptic drugs was observed, with a selective depression of EEG power at frequencies observed during epileptic seizures. Furthermore, a potentiation of frontal gamma-power was observed in this study..

BMB-101 is being evaluated in the Phase 2 BREAKTHROUGH study, an open-label, multicenter trial designed to assess the efficacy, safety, and tolerability of BMB-101 in adults with drug-resistant absence seizures and developmental and epileptic encephalopathies (DEE). The study enrolled 24 patients (15 with absence seizures and 9 with DEE), exceeding the original target of 20 participants, and employed a four-week baseline period followed by a titration phase and a maintenance treatment phase. Primary endpoints included change from baseline in the number of absence seizures lasting at least three seconds, as measured by 24-hour ambulatory EEG in the absence cohort, and change from baseline in major motor seizure frequency, as recorded in seizure diaries, in the DEE cohort. Patients in both cohorts were highly treatment-resistant, with a median of three to five concomitant anti-seizure medications and multiple prior treatment failures, including neuromodulation devices such as vagus nerve stimulators.

Topline Phase 2 results showed that BMB-101 met its primary efficacy objectives in both cohorts, demonstrating substantial seizure reductions with a favorable safety and tolerability profile. In the efficacy-evaluable absence seizure cohort (n=11), BMB-101 treatment resulted in a 73.1% median reduction in the frequency of absence seizures lasting at least three seconds (Wilcoxon signed rank test, p=0.012) and a 74.4% median reduction in 24-hour seizure burden, defined as total time spent in seizures lasting at least three seconds. In a prespecified analysis of sleep parameters among patients with absence seizures, BMB-101 was associated with an approximate 90% mean increase in rapid eye movement (REM) sleep without a change in total sleep time, suggesting a potential beneficial effect on sleep architecture. In the efficacy-evaluable DEE cohort (n=6), BMB-101 achieved a 63.3% median reduction in major motor seizures. Last observation carried forward applied to two patients. DEE cohort included 4 LGS patients, 1 Dravet Syndrome (who previously failed fenfluramine for efficacy), and 1 Rett Syndrome patient (who had an average of 15 seizures a day at baseline achieved a 100% reduction of seizures, which has lasted, as of the date of announcements, for 43 days).

The overall safety profile was consistent with serotonergic mechanisms, with most adverse events characterized as mild to moderate and no new safety signals identified in this treatment-resistant population. These Phase 2 data support the continued development of BMB-101, and the Company has initiated preparations for global registrational trials in both absence seizures and DEE. Based on the available data, BMB-101 appears differentiated from other 5-HT2C agonists (specifically fenfluramine (Fintepla) and lorcaserin) by its high selectivity for the 5-HT2C receptor relative to 5-HT2A and 5-HT2B receptors, a feature that is particularly relevant for chronic use in epilepsy. In contrast, compounds with meaningful 5-HT2B activity, such as fenfluramine, have been associated with an increased risk of cardiac valvulopathy and pulmonary hypertension and are subject to a dose cap and Risk Evaluation and Mitigation Strategy (REMS) program, including periodic echocardiographic monitoring, which can limit broader use in clinical practice.

BMB-101 has also demonstrated pharmacokinetic characteristics that management believes are favorable for chronic dosing, including approximately dose-linear exposure and a profile compatible with twice-daily administration, with the potential for development of a once-daily solid capsule formulation. Development of a once daily ER formulation has been initiated. To date, BMB-101 has been generally well tolerated in clinical studies, with an adverse event profile consistent with serotonergic modulation and without identified cardiac structural or functional safety signals. In addition, BMB-101 has shown efficacy across multiple seizure types, including absence and major motor seizures, as well as improvements in sleep architecture, such as increases in rapid eye movement (REM) sleep without prolongation of total sleep duration,

BRIGHT MINDS BIOSCIENCES INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THIRD QUARTER ENDED JUNE 30, 2026 (All amounts expressed in Canadian dollars, unless otherwise stated)

In addition to its epilepsy programs, the Company plans to explore the utility of its highly selective 5-HT2C agonists in Prader Willi Syndrome (PWS). On November 6, 2025, the Company announced the initiation of Prader-Willi Syndrome ("PWS") program and exploratory Phase 2 clinical study with BMB-101 in PWS. The Company expects to advance its preclinical candidate BMB-105 to Phase 1 clinical studies.

5-HT2C mechanism of action in Prader Willi Syndrome

Genetic findings in Prader-Willi syndrome (PWS) provide a mechanistic rationale for targeting the 5-HT2C receptor. In approximately 50-74% of PWS cases, part of the paternal copy of chromosome 15 is deleted, while in 25-36% of cases the affected individual has two maternal copies of chromosome 15 and lacks the paternal copy; an additional minority of cases arises from imprinting defects that render the paternal chromosome non-functional. These different variants all result in deficient expression of the small nucleolar RNA SNORD116, which regulates alternative splicing of multiple gene targets, including exon 5b of the HT2CR (5-HT2C receptor) gene. As a consequence, PWS-associated genetic variants lead to loss of function of the 5-HT2C receptor, supporting the therapeutic rationale for pharmacologically enhancing 5-HT2C receptor signaling in this population.

Preclinical studies of the Company's 5-HT2C agonists have demonstrated activity across multiple symptom domains that are relevant to Prader-Willi syndrome (PWS), supporting further development of this mechanism in PWS. In rodent models, these compounds reduced binge-like eating behavior and were associated with weight loss, addressing the hyperphagia that is a core feature of PWS. They also reduced aggressive behaviors in a resident-intruder mouse model and mitigated hyperactivity in an open-field mouse assay, which may be relevant to the agitation and behavioral dysregulation commonly observed in this population. In addition, the Company's 5-HT2C agonists protected mice from cognitive impairment in the radial arm water maze, suggesting potential benefits on learning and memory, and reduced fentanyl-seeking behavior and total fentanyl intake in an opioid-use rat model, which may provide mechanistic support for effects on compulsive and craving-like behaviors.

BRIGHT MINDS BIOSCIENCES INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THIRD QUARTER ENDED JUNE 30, 2026 (All amounts expressed in Canadian dollars, unless otherwise stated)

Completion and ongoing work of major R&D Projects (as of the period ended January 2026):

Drug candidate	Program	Medical indications	Status
BMB-101	5-HT2C agonist	DEE Absence Seizures Prader Willi Syndrome	Preclinical characterisation: IND-enabling package completed

API and Drug Product manufacturing: Completed. Optimization and drug product resupply is ongoing.

Clinical:

Phase 1 clinical trials (SAD/MAD/Food effects) completed

Phase 2 clinical trials in DEE and absence seizures patients - topline data announced (January 6, 2026)

Future Phase 2/3 clinical trials in epilepsy indications - preparatory activities ongoing

Phase 2 clinical trial in PWS patients - preparatory activities ongoing
BMB-105	5-HT2C agonist	Prader Willi Syndrome	Preclinical characterisation: IND-enabling package ongoing API and Drug Product manufacturing: Ongoing

Our strategy

The current objective of the Company is to advance the investigational drugs to clinical trials, or to achieve strategic partnerships and/or license agreements with earlier, pre-clinical R&D programs/assets. To achieve this the Company is focused on achieving the following milestones:

1. Drug Discovery and Lead Candidate Development. Our drug discovery efforts focus on identifying and selecting promising lead candidates through rigorous in-vitro and in-vivo pharmacological screening. This process includes evaluating lead and back-up compounds for their therapeutic potential, followed by comprehensive studies to demonstrate their efficacy and safety in relevant animal models.

2. Drug Development: Preclinical Characterization. Our drug development process involves thorough preclinical characterization to evaluate the pharmacological, toxicological, and pharmacokinetic profiles of our lead candidates. This includes conducting extensive studies in vitro and in vivo to assess efficacy, safety, and potential mechanisms of action. Additionally, we perform IND-enabling preclinical studies to meet regulatory requirements, ensuring our candidates are ready for clinical trials. These efforts are designed to de-risk development and provide a solid foundation for advancing our therapies toward human testing and eventual regulatory approval.

BRIGHT MINDS BIOSCIENCES INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THIRD QUARTER ENDED JUNE 30, 2026 (All amounts expressed in Canadian dollars, unless otherwise stated)

3. First-in-Human Phase 1 Clinical Studies: SAD and MAD Trials. The first-in-human Phase 1 clinical studies are designed to assess the safety, tolerability, and pharmacokinetics of our investigational therapies in healthy volunteers or patients. These studies include Single Ascending Dose (SAD) and Multiple Ascending Dose (MAD) escalation trials, which systematically evaluate the effects of increasing doses to determine the optimal dosing regimen. These early clinical trials are critical for identifying potential side effects, establishing the therapeutic window, and setting the stage for subsequent phases of clinical development.

4. Advancing Clinical Trials in Patients (Phase 2 and Phase 3). Progressing our product candidates through Phase 2 and Phase 3 clinical trials to evaluate their safety, efficacy, and overall therapeutic potential in patients. These trials are designed to provide critical data that will guide regulatory submissions and support our efforts to address unmet medical needs. By rigorously testing our candidates in well-defined patient populations, we aim to bring transformative treatments closer to those who need them most.

5. Expand the Pipeline and Explore Additional Neurological and Neuropsychiatric Indications. We aim to identify new product candidates and explore their potential in additional neurological diseases. Our current product candidates may be evaluated in clinical trials for indications beyond their initial focus, maximizing the potential of our pipeline. Additionally, we plan to continue identifying and developing innovative product candidates that align with our strategic goals.

6. Strategic Collaborations to Maximize Pipeline Value. We actively evaluate strategic collaborations to enhance the development and commercialization of our product candidates, leveraging external expertise and resources to maximize their potential. These partnerships will be pursued opportunistically, ensuring alignment with our vision and objectives. While exploring collaborative opportunities, we aim to retain significant economic and commercial rights in key geographic regions that are central to our long-term strategy, enabling us to maintain control over critical aspects of our programs while expanding their global reach and impact.

5-HT2A:  Novel compounds for the treatment of Depression and other neuro-psychiatric disorders

5-HT2A-agonist programs are ongoing:

1. BMB-202 is a highly selective 5-HT2A agonist with proprietary intellectual property. BMB-202 exhibits a more than 30-fold selectivity over 5-HT2C and more than 500-fold selectivity over 5-HT2B. BMB-202 is a full agonist at 5-HT2A receptor and does not have significant activity at other 5-HT receptors. BMB-202 is a fast-on-fast-off  (FOFO) compound exhibiting high Cmax and short plasma half-life. BMB-202 exhibits favorable drug-like properties, brain penetrance and has demonstrated antidepressant drug profile in vivo. BMB-202 is the first clinical candidate from an extensive portfolio of selective 5-HT2A and 5-HT2A/2C agonists.

2. BMB-201, a selective 5-HT2A/2C receptor agonist, was designed to harness the analgesic potential of serotonin modulation without the hallucinogenic effects commonly associated with 5-HT2A activation. As a prodrug of BMB-A39a, it exhibits minimal activity at the 5-HT2B receptor, ensuring a reduced risk of side effects. In 2025 announced compelling preclinical results for its investigational compound BMB-201, in a validated isosorbide dinitrate (ISDN) rat model of vascular headache. BMB-201 produced statistically significant reductions in facial mechanical allodynia across both male and female cohorts at 1 and 2 hours post-dose, compared to vehicle, and demonstrated greater effect sizes than sumatriptan at multiple timepoints.

LIQUIDITY AND CAPITAL RESOURCES

To date, the Company's R&D activities and other operations have been financed through the issuance of equity securities. The Company reviews its working capital position and expected position to manage its liquidity, ensuring that the Company has sufficient cash to meet operational needs.

The Company will require additional capital to fund R&D activities and any significant expansion of operations. Potential sources of capital could include dilutive equity financing, non-dilutive government funding opportunities, new strategic partnership/licensing agreements to fund some or all costs of development, and or debt issuances. There can be no assurance that the Company will be able to obtain the capital sufficient to meet any or all of the Company's needs. The availability of equity or debt financing will be affected by, among other things, the results of our R&D, our ability to obtain regulatory approvals, the market acceptance of our development milestones, the state of the capital markets generally, strategic alliance agreements and other relevant commercial considerations. In addition, if the Company raises additional funds by issuing equity securities, the existing security holders will likely experience dilution, and any incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict the Company's operations. Any failure on the Company's part to raise additional funds on terms favorable or at all may require the Company to significantly change or curtail the current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in the Company not taking advantage of business opportunities, in the termination or delay of clinical trials for our products or in curtailment of the product development programs designed.

BRIGHT MINDS BIOSCIENCES INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THIRD QUARTER ENDED JUNE 30, 2026 (All amounts expressed in Canadian dollars, unless otherwise stated)

At June 30, 2026, the Company had working capital of $307,739,740 including cash and cash equivalents of $307,828,515.

The Company's current and expected cash resources are sufficient to satisfy working capital requirements of running the operations for the following twelve months; however, the Company has not realized a source of revenue therefore, Management will continue to seek new sources of capital to maintain its operations.

The financial statements of the Company have been prepared in accordance with IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

Management believes that its expected cash resources will be sufficient to fund operations for the next twelve months of research and development while maintaining adequate working capital. The Company continually reassesses the adequacy of its cash resources, evaluating existing research projects and/or potential collaboration opportunities, to determine when and how much additional funding is required.

PREVIOUS FINANCINGS - USE OF PROCEEDS VARIATIONS

Date of Issuance/Sale	Security Type	Number of Securities	Issue/Sale Price
September 30, 2020	Common Shares	124,788(1)	$6.25
November 2, 2020	Common Shares	325,828(1)	$6.25
February 3, 2021	Common Shares	3,200(1)	$6.25
March 17, 2021	Common Shares	683,977(2)	$37.85
August 30, 2022	Common shares	571,600(3)	$7.00
December 2, 2022	Common Shares	194,800(4)	$6.25
December 2, 2022	Pre-funded warrants	133,200(4)	$6.245
December 22, 2023	Common Shares	661,765(5)	$1.36
November 4, 2024	Common Shares	1,612,902(6)	US$21.70
September 9, 2025	Common Shares	333,300(7)	US$45.00
September 19, 2025	Common Shares	213,400(7)	US$46.75
October 15, 2025	Common Shares	50,000(7)	US$68.37
October 16, 2025	Common Shares	99,972(7)	US$65.10
January 9, 2026	Common Shares	1,945,000(8)	US$90.00

BRIGHT MINDS BIOSCIENCES INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THIRD QUARTER ENDED JUNE 30, 2026 (All amounts expressed in Canadian dollars, unless otherwise stated)

Notes:

(1) The use of these financing proceeds as described in the November 18, 2020 Preliminary Prospectus were for research and development activities, as well as working capital and general corporate purposes; there were no variances from this disclosure.

(2) The use of these financing proceeds as described in the February 23, 2021 news release were for research and development activities, as well as working capital and general corporate purposes; there were no variances from this disclosure.

(3) The use of these financing proceeds as described in the August 22, 2022 news release were for working capital and general corporate purposes; there were no variances from this disclosure.

(4) The use of these financing proceeds as described in the November 28, 2022 news release were for research and development activities, as well as working capital and general corporate purposes; there were no variances from this disclosure.

(5) The use of these financing proceeds as described in the December 6, 2023 news release were for research and development activities, as well as working capital and general corporate purposes; there were no variances from this disclosure.

(6) The use of these financing proceeds as described in the October 28, 2024 news release were for research and development activities, as well as working capital and general corporate purposes; there were no variances from this disclosure.

(7) The use of these financing proceeds as described in the September 4, 2025 news release were for research and development activities, as well as working capital and general corporate purposes; there were no variances from this disclosure.

(8) The use of these financing proceeds as described in the January 9, 2026 news release were for research and development activities, as well as working capital and general corporate purposes; there were no variances from this disclosure.

OUTSTANDING SHARE DATA

The Company's share capital as of date of this MD&A is:

Balance

Shares issued and outstanding	9,864,061
Share purchase warrants	361,765
Restricted share units	17,000
Stock options	426,000

RESULTS OF OPERATIONS AND THIRD QUARTER DISCUSSION

For the Three and Nine Months Ended June 30, 2026

Overall Analysis

The Company incurred net and comprehensive loss of $2,398,255 and $20,423,200 for the three months and nine months ended June 30, 2026 compared to a net loss of $5,242,970 and $8,143,745 for the comparable periods. The increase in net loss was primarily attributable to a significant increase in research and development expenditures as the Company expanded its clinical and development activities during the period, as well as higher consulting fees, professional costs, and regulatory expenses incurred to support these initiatives. In addition, the period reflected an increase in stock-based compensation, principally within directors' compensation, compared to the prior year. These increases were partially offset by higher interest income earned on increased cash balances during the quarter.

BRIGHT MINDS BIOSCIENCES INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THIRD QUARTER ENDED JUNE 30, 2026 (All amounts expressed in Canadian dollars, unless otherwise stated)

Research and Development Expenditure Analysis

The following table summarizes the material components of research and development expenditure across different categories:

	For the nine months ended
	June 30, 2026	June 30, 2025
	$	$
Laboratory costs	12,249	12,766
Novel drug development	19,531,432	2,362,488
Patents and related payments	678,750	193,880
Salary and subcontractors	4,820,016	1,978,682
Share-based compensation (Note 5)	2,917,363	1,752,488
	27,959,810	6,300,304

Research and development expenses increased considerably for the nine months ended June 30, 2026 compared to the same period in 2025, driven by higher activity across the Company's clinical and preclinical programs. The largest contributor to the increase was novel drug development costs, which grew as the Company advanced its lead programs into later stages of development. This included expanded clinical study activity, regulatory preparation, and greater reliance on contract research organizations and manufacturing partners as the programs matured. Salary and subcontractor costs were also higher, reflecting the addition of scientific, clinical and operational personnel needed to support the pipeline's growth. Share-based compensation increased as well, consistent with equity awards issued to employees, consultants and directors during the period. Professional, regulatory and other support costs rose in line with the Company's broader operational expansion and the increased corporate activity that accompanied it. Considering all these facts, the increases reflect a significant shift from the earlier-stage work that characterized fiscal 2025 to a more execution-focused phase of development, one with greater emphasis on clinical progress and pipeline advancement heading into the second half of the fiscal year.

SELECTED QUARTERLY INFORMATION FOR MOST RECENT COMPLETED QUARTERS

	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025
	$	$	$	$

Net profit (loss)	(2,398,255)	(10,459,627)	(7,565,318)	(4,085,603)
Basic profit (loss) per share	(0.24)	(1.09)	(0.97)	(0.57)
Diluted profit (loss) per share	(0.24)	(1.09)	(0.97)	(0.57)

	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024
	$	$	$	$

Net profit (loss)	(5,242,970)	(2,950,385)	49,610	773,441
Basic profit (loss) per share	(0.74)	(0.42)	0.01	0.17
Diluted profit (loss) per share	(0.74)	(0.42)	0.01	0.17

BRIGHT MINDS BIOSCIENCES INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THIRD QUARTER ENDED JUNE 30, 2026 (All amounts expressed in Canadian dollars, unless otherwise stated)

For the three months ended September 30, 2024, the Company reported net income, reflecting a lower level of research and development activity ahead of the scale-up of its clinical programs. For the three months ended December 31, 2024, the Company again reported net income, though at a reduced level as research and development activity began to increase. For the three months ended March 31, 2025, the Company reported a net loss as research and development spending continued to increase. For the three months ended June 30, 2025, the net loss increased further, reflecting continued growth in research and development activity and higher professional fees. For the three months ended September 30, 2025, the net loss narrowed slightly but remained elevated, consistent with the Company's sustained investment in research and development. For the three months ended December 31, 2025, the net loss increased significantly, driven by a sharp increase in research and development spending and associated non-cash share-based compensation. For the three months ended March 31, 2026, the Company reported its largest net loss of the trailing eight quarters, reflecting further increases in research and development spending and share-based compensation. For the three months ended June 30, 2026, the net loss decreased substantially despite continued high research and development spending, primarily due to a significant foreign exchange gain and higher interest income. Foreign exchange movements on the Company's US dollar holdings have contributed to volatility across these periods and are expected to continue to cause fluctuations in the income statement

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The following table summarizes the carrying value of financial assets and liabilities:

	June 30, 2026	September 30, 2025
FVTPL	$	$
Cash	307,656,015	82,822,339
Guaranteed investment certificate	172,500	86,250
Cash and cash equivalents	307,828,515	82,908,589
Amortized cost
Accounts payable and accrued liabilities	2,478,284	2,250,839

Fair value measurement

Financial assets and liabilities that are recognized on the statement of financial position at fair value can be classified in a hierarchy that is based on the significance of the inputs used in making the measurements.

The levels in the hierarchy are:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The Company's cash and cash equivalents is classified as Level 1, whereas accounts payable and accrued liabilities are classified as Level 2. As at June 30, 2026, the Company believes that the carrying values of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values because of their nature and relatively short maturity dates or durations.

Financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes. The type of risk exposure and the way in which such exposure is managed is provided as follows:

BRIGHT MINDS BIOSCIENCES INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THIRD QUARTER ENDED JUNE 30, 2026 (All amounts expressed in Canadian dollars, unless otherwise stated)

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash and cash equivalents balance. As at June 30, 2026, the Company had cash and cash equivalents of $307,828,515 which was held with major banks in Canada, United States and Australia. Because deposits are with three banks, there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The maximum exposure to credit risk is the carrying amount of the Company's financial instruments. The credit risk is assessed as low.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. As at June 30, 2026, the Company had the following foreign currency balances - cash (US$215,556,586 and AU$378,792), receivables (US$624,620; AU$214,414), prepaids (US$770,093, AU$149,022 and €49,570) and accounts payable and accrued liabilities (US$1,610,333, AU$888,284; GBP2,460; €12,357). A 10% fluctuation in the US$, AU$, GBP and € against the Canadian dollar would have an impact of approximately $30,591,185 on comprehensive loss.

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company's main source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding. As at June 30, 2026, the Company had cash and cash equivalents of $307,828,515 to cover current liabilities of $2,478,284.

Capital management

Management's objective is to manage its capital to ensure that there are adequate capital resources to safeguard the Company's ability to continue as a going concern through the optimization of its capital structure. The capital structure consists of share capital and working capital. In order to achieve this objective, management makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. To maintain or adjust the capital structure, management may invest its excess cash in interest bearing accounts of Canadian chartered banks and/or raise additional funds externally as needed. The Company is not subject to externally imposed capital requirements. The Company's management of capital did not change during the period ended June 30, 2026.

RELATED PARTY TRANSACTIONS

Compensation of Key Management Personnel

Related party transactions were recorded at the exchange value, which is the consideration determined and agreed to by the related parties. The Company's related parties include directors, key management and companies controlled by directors and key management.

Included in accounts payable and accrued liabilities as at June 30, 2026 was $105,134 (September 30, 2025 - $127,903) owing to the officers and directors of the Company and the companies controlled by these key management personnel. Amounts owing to related parties are non-interest bearing, unsecured and due on demand.

Compensation of Key Management Personnel

Key management personnel are those persons that have authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

BRIGHT MINDS BIOSCIENCES INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THIRD QUARTER ENDED JUNE 30, 2026 (All amounts expressed in Canadian dollars, unless otherwise stated)

The following table summarizes expenses related to key management personnel:

	For the nine months ended
	June 30, 2026	June 30, 2025
	$	$
Professional fees	199,965	100,000
Research and development	2,144,921	1,202,988
Share-based compensation included in directors' compensation	817,870	330,105
Share-based compensation included in consulting fees	404,541	46,602
Share-based compensation included in research and development	1,736,652	906,593
	5,303,949	2,586,288

Professional fees include amounts paid or accrued to a private Company owned by Ryan Cheung (Chief Financial Officer). Research and development comprise fees paid or accrued to Dr. Stephen Collins (Chief Medical Officer), Alex Vasilkevich (Chief Operating Officer), and Jan Torlief Pedersen (Chief Science Officer). Share-based compensation includes the portion stock-based compensation attributed to various directors and officers of the Company as at the date of the option grant.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain of the Company's accounting policies and disclosures require key assumptions concerning the future and other estimates that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities or disclosures within the next fiscal year. Where applicable, further information about the assumptions made is disclosed in the notes specific to that asset or liability. The critical accounting estimates and judgments set out below have been applied consistently to all periods presented in these financial statements.

Ability to continue as a going concern

Evaluation of the ability of the Company to realize its strategy for funding its future needs for working capital involves making judgments.

Share-based compensation

The fair value of stock options is measured using a Black Scholes option pricing model. Measurement inputs include the common share price on the grant date, the exercise price of the instrument, the expected common share price volatility, the weighted average expected life of the instruments, the expected dividends and the risk-free interest rate. Service and non-market performance conditions are not taken into account in determining fair value. The fair value of equity settled Restricted Share Units ("RSUs") is measured based on management's best estimate of the Company's share price on the grant date.

The share-based compensation recognized is also determined based on management's grant date estimate of the forfeitures that are expected to occur over the life of the stock options and equity settled RSUs. Cash settled RSUs outstanding are fair valued using a mark-to-market calculation based on the Company's closing common share price at the end of the period. The number of stock options and RSUs that actually vest could differ from the estimated number of awards expected to vest and any differences between the actual and estimated forfeitures are recognized prospectively as they occur.

BRIGHT MINDS BIOSCIENCES INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THIRD QUARTER ENDED JUNE 30, 2026 (All amounts expressed in Canadian dollars, unless otherwise stated)

CHANGES IN ACCOUNTING POLICIES

New standards and interpretations not yet adopted

IFRS 18, Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation and disaggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date.

In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements, to provide a more general approach to the presentation of liabilities as current or non‐current based on contractual arrangements in place at the reporting date.

These amendments:

  specify that the rights and conditions existing at the end of the reporting period are relevant in determining whether the Company has a right to defer settlement of a liability by at least twelve months;
  provide that management's expectations are not a relevant consideration as to whether the Company will exercise its rights to defer settlement of a liability; and
  clarify when a liability is considered settled.

The Company has not yet determined the impact of these amendments on its condensed interim consolidated financial statements.

RISK AND UNCERTAINTIES

Limited Operating History

The Company has a very limited history of operations and is considered a start-up company. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues.  There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of the Company's success must be considered in light of its early stage of operations.

The Company's actual financial position and results of operations may differ materially from the expectations of the Company's management.

The Company's actual financial position and results of operations may differ materially from management's expectations. The Company has experienced some changes in its operating plans and certain delays in its plans. As a result, the Company's revenue, net income and cash flow may differ materially from the Company's projected revenue, net income and cash flow. The process for estimating the Company's revenue, net income and cash flow require the use of judgment in determining the appropriate assumptions and estimates. These estimates and assumptions may be revised as additional information becomes available and as additional analyses are performed. In addition, the assumptions used in planning may not prove to be accurate, and other factors may affect the Company's financial condition or results of operations.

BRIGHT MINDS BIOSCIENCES INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THIRD QUARTER ENDED JUNE 30, 2026 (All amounts expressed in Canadian dollars, unless otherwise stated)

The Company may not be successful in its efforts to identify, license or discover additional product candidates.

Although a substantial amount of the Company's effort will focus on the continued research and pre-clinical testing, potential approval and commercialization of its existing product candidates, the success of its business also depends in part upon its ability to identify, license or discover additional product candidates. The Company's research programs or licensing efforts may fail to yield additional product candidates for clinical development for a number of reasons, including but not limited to the following:

• the Company's research or business development methodology or search criteria and process may be unsuccessful in identifying potential product candidates;

• the Company may not be able or willing to assemble sufficient resources to acquire or discover additional product candidates;

• the Company's product candidates may not succeed in pre-clinical or clinical testing;

• the Company's product candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval;

• competitors may develop alternatives that render the Company's product candidates obsolete or less attractive;

• product candidates the Company develops may be covered by third parties' patents or other exclusive rights;

• the market for a product candidate may change during the Company's program so that such a product may become unreasonable to continue to develop;

• a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

• a product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors.

If any of these events occurs, the Company may be forced to abandon its development efforts to identify, license or discover additional product candidates, which would have a material adverse effect on its business and could potentially cause the Company to cease operations. Research programs to identify new product candidates require substantial technical, financial and human resources. The Company may focus its efforts and resources on potential programs or product candidates that ultimately prove to be unsuccessful.

There is no assurance that the Company will turn a profit or generate immediate revenues

There is no assurance as to whether the Company will be profitable, earn revenues, or pay dividends. The Company has incurred and anticipates that it will continue to incur substantial expenses relating to the development and initial operations of its business. The payment and amount of any future dividends will depend upon, among other things, the Company's results of operations, cash flow, financial condition, and operating and capital requirements. There is no assurance that future dividends will be paid, and, if dividends are paid, there is no assurance with respect to the amount of any such dividends.

The Company as a going concern

The continued operation of the Company as a going concern is dependent upon the Company's ability to generate positive cash flows and/or obtain additional financing sufficient to fund continuing activities and acquisitions. While the Company continues to review its operations in order to identify strategies and tactics to increase revenue streams and financing opportunities, there is no assurance that the Company will be successful in such efforts; if the Company is not successful, it may be required to significantly reduce or limit operations, or no longer operate as a going concern. It is also possible that operating expenses could increase in order to grow the business. If the Company does not significantly increase its revenue to meet these increased operating expenses and/or obtain financing until its revenue meets these operating expenses, its business, financial condition and operating results could be materially adversely affected. The Company cannot be sure when or if it will ever achieve profitability and, if it does, it may not be able to sustain or increase that profitability.

BRIGHT MINDS BIOSCIENCES INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THIRD QUARTER ENDED JUNE 30, 2026 (All amounts expressed in Canadian dollars, unless otherwise stated)

The Company's intellectual property and licences thereto

The Company's success will depend in part on its ability to protect and maintain its intellectual property rights and its licenses. No assurance can be given that the license or rights used by the Company will not be challenged, invalidated, infringed or circumvented, nor that the rights granted thereunder will provide competitive advantages to the Company. It is not clear whether the pending patent applications will result in the issuance of patents. There is no assurance that the Company will be able to enter into licensing arrangements, develop or obtain alternative technology in respect of patents issued to third parties that incidentally cover its production processes. Moreover, the Company could potentially incur substantial legal costs in defending legal actions which allege patent infringement or by instituting patent infringement suits against others. The Company's commercial success also depends on the Company not infringing patents or proprietary rights of others and not breaching the exclusive license granted to the Company. There can be no assurance that the Company will be able to maintain such licenses that it may require to conduct its business or that such licences have been obtained at a reasonable cost. Furthermore, there can be no assurance that the Company will be able to remain in compliance with its licenses. Consequently, there may be a risk that such licenses may be withdrawn with no compensation or penalties to the Company.

The Company not achieving timelines for project development set out in this Prospectus

The Company's business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its operations, as well as electricity, water and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition operating results, and timelines for project development of the Company. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition, operating results, and timelines for project development of the Company.

The Company faces product liability exposure, which, if not covered by insurance, could result in significant financial liability.

The risk of product liability is inherent in the research, development, manufacturing, marketing and use of pharmaceutical products. Product candidates and products that we may commercially market in the future may cause, or may appear to have caused, injury or dangerous drug reactions, and expose the Company to product liability claims. These claims might be made by patients who use the product, healthcare providers, pharmaceutical companies, corporate collaborators or others selling such products. If the Company's product candidates during clinical trials were to cause adverse side effects, the Company may be exposed to substantial liabilities. Regardless of the merits or eventual outcome, product liability claims or other claims related to the Company's product candidates may result in:

• decreased demand for our products due to negative public perception;

• injury to our reputation;

• withdrawal of clinical trial participants or difficulties in recruiting new trial participants;

• initiation of investigations by regulators;

• costs to defend or settle related litigation;

• a diversion of management's time and resources;

• substantial monetary awards to trial participants or patients;

• product recalls, withdrawals or labeling, marketing or promotional restrictions;

• loss of revenues from product sales; and

• the inability to commercialize any of product candidates, if approved.

The Company intends to obtain clinical trial insurance once a clinical trial is initiated.  However, the insurance coverage may not be sufficient to reimburse the Company for any expenses or losses it may suffer. Insurance coverage is becoming increasingly expensive, and, in the future, the Company, or any of its collaborators, may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts or at all to protect against losses due to liability. Even if the Company's agreements with any future collaborators entitle it to indemnification against product liability losses, such indemnification may not be available or adequate should any claim arise. The Company's inability to obtain sufficient product liability insurance at an acceptable cost to protect against product liability claims could prevent or inhibit the commercialization of its product candidates. If a successful product liability claim or series of claims is brought against the Company for uninsured liabilities or in excess of insured liabilities, its assets may not be sufficient to cover such claims and its business operations could be impaired.

BRIGHT MINDS BIOSCIENCES INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THIRD QUARTER ENDED JUNE 30, 2026 (All amounts expressed in Canadian dollars, unless otherwise stated)

Should any of the events described above occur, this could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company has international operations, which subject us to risks inherent with operations outside of Canada.

The Company has international operations and may seek to obtain market approvals in foreign markets that it deems could generate significant opportunities. However, even with the cooperation of a commercialization partner, conducting drug development in foreign countries involves inherent risks, including, but not limited to: difficulties in staffing, funding and managing foreign operations; different and unexpected changes in regulatory requirements; export restrictions; tariffs and other trade barriers; different reimbursement systems; economic weaknesses or political instability in particular foreign economies and markets; compliance with tax, employment, immigration and labour laws for employees living or travelling abroad; supply chain and raw materials management; difficulties in protecting, acquiring, enforcing and litigating intellectual property rights; fluctuations in currency exchange rates; and potentially adverse tax consequences.

If the Company were to experience any of the difficulties listed above, or any other difficulties, its international development activities and its overall financial condition may suffer and cause it to reduce or discontinue our international development and market approval efforts.

Exchange rate fluctuations between the U.S. dollar and the Canadian dollar may negatively affect the Company's earnings and cash flows.

The Company's functional currency is the Canadian dollar. The Company may incur expenses Canadian Dollars and U.S. dollars. As a result, we are exposed to the risks that the Canadian dollar may devalue relative to the U.S. Dollar, or, if the Canadian dollar appreciates relative to the U.S. Dollar, that the inflation rate in Canada may exceed such rate of devaluation of the Canadian dollar, or that the timing of such devaluation may lag behind inflation in Canada. The Company cannot predict any future trends in the rate of inflation in Canada or the rate of devaluation, if any, of the Canadian dollar against the U.S. Dollar.

If patent laws or the interpretation of patent laws change, the Company's competitors may be able to develop and commercialize our discoveries.

Important legal issues remain to be resolved as to the extent and scope of available patent protection for biopharmaceutical products and processes in Canada and other important markets outside Canada, such as Europe or the United States. As such, litigation or administrative proceedings may be necessary to determine the validity, scope and ownership of certain of our and others' proprietary rights. Any such litigation or proceeding may result in a significant commitment of resources in the future and could force the Company to do one or more of the following: cease selling or using any of its future products that incorporate a challenged intellectual property, which would adversely affect its revenue; obtain a license or other rights from the holder of the intellectual property right alleged to have been infringed or otherwise violated, which license may not be available on reasonable terms, if at all; and redesign its future products to avoid infringing or violating the intellectual property rights of third parties, which may be time-consuming or impossible to do. In addition, changes in patent laws in Canada and other countries may result in allowing others to use its discoveries or develop and commercialize our products. The Company cannot provide assurance that the patents it obtains will afford it significant commercial protection.

The Company may not be able to enforce its intellectual property rights throughout the world. This risk is exacerbated because it expects that one or more of its product candidates will be manufactured and used in a number of foreign countries.

The laws of foreign countries may not protect intellectual property rights to the same extent as the laws of Canada. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. This risk is exacerbated for the Company because it expects that future product candidates could be manufactured, and used in a number of foreign countries.

The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to life sciences. This could make it difficult to stop the infringement or other misappropriation of the Company's intellectual property rights. For example, several foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, some countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents and trade secrets may provide limited or no benefit.

BRIGHT MINDS BIOSCIENCES INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THIRD QUARTER ENDED JUNE 30, 2026 (All amounts expressed in Canadian dollars, unless otherwise stated)

Most jurisdictions in which the Company intends to apply for patents have patent protection laws similar to those of Canada, but some of them do not. For example, the Company may do business in the future in countries that may not provide the same or similar protection as that provided in Canada. Additionally, due to uncertainty in patent protection law, the Company has not filed applications in many countries where significant markets exist.

Proceedings to enforce patent rights in foreign jurisdictions could result in substantial costs and divert the Company's efforts and attention from other aspects of its business. Accordingly, efforts to protect intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in Canada, the U.S., and foreign countries may affect our ability to obtain adequate protection for the Company's technology and the enforcement of its intellectual property.

The lack of product for commercialization

If the Company cannot successfully develop, manufacture and distribute its products, or if the Company experiences difficulties in the development process, such as capacity constraints, quality control problems or other disruptions, the Company may not be able to develop market-ready commercial products at acceptable costs, which would adversely affect the Company's ability to effectively enter the market. A failure by the Company to achieve a low-cost structure through economies of scale or improvements in cultivation and manufacturing processes would have a material adverse effect on the Company's commercialization plans and the Company's business, prospects, results of operations and financial condition.

The lack of experience of the Company/Management in marketing, selling, and distribution products

Our management's lack of experience in marketing, selling, and distributing our products could lead to poor decision-making, which could result in cost-overruns and/or the inability to produce the desired products. Although management of the Company intends to hire experienced and qualified staff, this inexperience could also result in the company's inability to consummate revenue contracts or any contracts at all. Any combination of the aforementioned may result in the failure of the Company and a loss of your investment.

The size of the Company's target market is difficult to quantify, and investors will be reliant on their own estimates on the accuracy of market data.

Because the industry in which the Company operates is in a nascent stage with uncertain boundaries, there is a lack of information about comparable companies available for potential investors to review in deciding whether to invest in the Company and, few, if any, established companies whose business model the Company can follow or upon whose success the Company can build. Accordingly, investors will have to rely on their own estimates in deciding about whether to invest in the Company. There can be no assurance that the Company's estimates are accurate or that the market size is sufficiently large for its business to grow as projected, which may negatively impact its financial results.

The Company continues to sell shares for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders.

There is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company will require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the Company going out of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company.

BRIGHT MINDS BIOSCIENCES INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THIRD QUARTER ENDED JUNE 30, 2026 (All amounts expressed in Canadian dollars, unless otherwise stated)

If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Common Shares. The Company's articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Company have discretion to determine the price and the terms of issue of further issuances. In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may temporarily increase the Company's debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Company may require additional financing to fund its operations to the point where it is generating positive cash flows. Negative cash flow may restrict the Company's ability to pursue its business objectives.

Clinical and preclinical drug development is a lengthy, costly process with uncertain outcomes. The results from previous clinical trials and early preclinical studies of our product candidates may not predict future results. The regulatory approval process is lengthy and unpredictable. Inability to obtain the regulatory approval can be harmful for business.

Before we can begin clinical trials, we must submit the results of preclinical studies, along with other necessary information such as product candidate chemistry, manufacturing controls, and our proposed clinical trial protocol, to the Food and Drug Administration or other comparable regulatory authorities as part of an investigational new drug application or similar regulatory filing. To obtain marketing approval from the Food and Drug Administration or other comparable foreign regulatory authorities, we must complete preclinical development and extensive clinical trials to demonstrate their safety and efficacy. This process is expensive, can take many years, and its outcome is inherently uncertain. Our clinical trials may not be conducted as planned or completed on schedule, if at all, and failure can occur at any time during the preclinical study or clinical trial process. Despite promising preclinical or clinical results, any product candidate can unexpectedly fail at any stage of development. Historically, the failure rate for product candidates in drug development is high. Results from preclinical studies or early clinical trials may not predict the outcomes of later clinical trials, and interim results of a clinical trial are not necessarily indicative of final results. Bright Minds Biosciences had previously submitted an investigational new drug application to the Food and Drug Administration but later withdrew it prior to full review. In the withdrawal letter, the Food and Drug Administration mentioned partial clinical hold deficiencies related to the proposed dosing regime. Additional clinical development is ongoing for BMB-101 to initiate Phase 2 clinical trials. Additionally, product candidates in later stages of clinical trials may fail to demonstrate the desired safety and efficacy characteristics, despite having progressed through preclinical studies and clinical trials. The Food and Drug Administration or any foreign regulatory authorities may delay, restrict, or deny approval of our product candidates, or require additional nonclinical or clinical testing, or even force us to abandon a program for various reasons.

The Company's officers and directors may be engaged in a range of business activities resulting in conflicts of interest.
The Company may be subject to various potential conflicts of interest because some of its officers and directors may be engaged in a range of business activities. In addition, the Company's executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company's executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company's business and affairs and that could adversely affect the Company's operations. These business interests could require significant time and attention of the Company's executive officers and directors.

In addition, the Company may become involved in other transactions which conflict with the interests of its directors and officers who may from time-to-time deal with persons, firms, institutions or companies with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, if such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

BRIGHT MINDS BIOSCIENCES INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THIRD QUARTER ENDED JUNE 30, 2026 (All amounts expressed in Canadian dollars, unless otherwise stated)

In certain circumstances, the Company's reputation could be damaged.

Damage to the Company's reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views regarding the Company and its activities, whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company's overall ability to advance its projects, thereby having a material adverse impact on financial performance, financial condition, cash flows and growth prospects.

Negative Operating Cash Flow

The Company's business has incurred losses since its inception.  Although the Company expects to become profitable, there is no guarantee that will happen, and the Company may never become profitable. The Company currently has a negative operating cash flow and may continue to have a negative operating cash flow for the foreseeable future. To date, the Company has not generated any revenues and a large portion of the Company's expenses are fixed, including expenses related to facilities, equipment, contractual commitments and personnel. As a result, the Company expects for its net losses from operations to improve. The Company's ability to generate additional revenues and potential to become profitable will depend largely on its ability to manufacture and market its products and services. There can be no assurance that any such events will occur or that the Company will ever become profitable. Even if the Company does achieve profitability, the Company cannot predict the level of such profitability. If the Company sustains losses over an extended period of time, the Company may be unable to continue its business.

Need for additional financing

The Company believes that it will have sufficient capital to operate its business for at least 12 months following Listing. However, it is possible that costs associated with the operation of the Company's business will exceed its projections depending on the timing of future operating and capital expenses. Assuming the Company's existing funds sustain its operations for this period, the Company believes that it may thereafter require additional capital for additional product development, sales and marketing operations, other operating expenses and for general corporate purposes to fund growth in the Company's markets. The Company does not know how much additional funding it may require. The Company may therefore be required to seek other sources of financing in the future, which sources (assuming it is able to locate such alternative sources of financing) may be on terms less favorable to the Company than those in the Special Warrant Offering. Any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. If additional funds are raised through the issuance of equity securities, the percentage ownership of the shareholders of the Company will be reduced, shareholders may experience additional dilution in net book value per share, or such equity securities may have rights, preferences or privileges senior to those of the holders of the Common Shares. If adequate funds are not available on acceptable terms, the Company may be unable to develop or enhance its products and services, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on its business, financial condition and operating results, or the Company may be forced to cease operations.

Uncertainty of Use of Proceeds

Although the Company has set out its intended use of proceeds from this Offering, these intended uses are estimates only and may be subject to change.  While management does not contemplate any material variation, management does retain broad discretion in the application of such proceeds.  The failure by the Company to apply these funds effectively could have a material adverse effect on the Company's business, including the Company's ability to achieve its stated business objectives.

BRIGHT MINDS BIOSCIENCES INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THIRD QUARTER ENDED JUNE 30, 2026 (All amounts expressed in Canadian dollars, unless otherwise stated)

If the Company has a material weakness in its internal controls over financial reporting, investors could lose confidence in the reliability of its financial statements, which could result in a decrease in the value of its securities.

One or more material weaknesses in the Company's internal controls over financial reporting could occur or be identified in the future. In addition, because of inherent limitations, the Company's internal controls over financial reporting may not prevent or detect misstatements, and any projections of any evaluation of effectiveness of internal controls to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the Company's policies or procedures may deteriorate. If the Company fails to maintain the adequacy of its internal controls, including any failure or difficulty in implementing required new or improved controls, its business and results of operations could be harmed, the Company may not be able to provide reasonable assurance as to its financial results or meet its reporting obligations and there could be a material adverse effect on the price of its securities.

Difficulties with Forecasts

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the pharmaceutical industry in Canada. A failure in the demand for its products and services to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The information provided in this report is the responsibility of management.  In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities.  Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

ADDITIONAL INFORMATION

Additional information relating to the Company, is available on the Canadian System for Electronic Document Analysis and Retrieval Plus ("SEDAR+") website at www.sedarplus.ca.